Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: The Travelers Companies, Inc.

Name of person relying on exemption: Trillium Asset Management, LLC

Address of person relying on exemption: Two Financial Center, 60 South Street, Suite 1100, Boston, MA 02111

The attached written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934.

April 25, 2023

The Travelers Companies, Inc. (NYSE:TRV)

Proposal 8: Racial Equity Audit

Trillium ESG Global Equity Fund seeks your support for Proposal 8 on the 2023 proxy statement of The Travelers Companies (“Travelers” or “the company”).

Resolved: Shareholders urge the board of directors to oversee a third-party audit (within a reasonable time and cost) which assesses and produces recommendations for improving the racial impacts of its policies, practices, products, and services. Input from stakeholders, including civil rights organizations, employees, and customers, should be considered in determining the specific matters to be assessed. A report on the audit, prepared at reasonable cost and omitting confidential/proprietary information, should be published on the company’s website.

Summary of the rationale:

1.	A racial equity audit may help Travelers avoid future legal, reputational, and regulatory risks.
2.	A racial equity audit may help Travelers with improving its board, executive, and managerial diversity and inclusion efforts.
3.	A racial equity audit is a legal and reasonable process that all companies can conduct.

As such, we urge you to vote FOR Proposal 8 requesting that the company conduct a racial equity audit. This proposal received 47% support from investors in 2022.

Rationale:

1. A racial equity audit may help Travelers avoid future legal, reputational, and regulatory risks.

A key reason to conduct a racial equity audit is to understand and mitigate the impact of business practices and policies on communities of color who are the company’s external stakeholders. These impacts may be associated with lawsuits, reputational damage, and regulatory scrutiny. Travelers has been associated with several controversies which we believe warrant a closer examination via a racial equity audit:

-	In 2015, the National Fair Housing Alliance investigated possible sources of income and race discrimination in insurers’ and insurance brokers’ underwriting policies.[1] The lawsuit against Travelers alleged that Travelers’ underwriting guidelines denied insurance coverage to apartment owners renting to tenants who participate in the Housing Choice Voucher (HCV) program causing disparate impact to prospective tenants on the basis of race and sex. These policies allegedly had adverse effects on primarily African American women, especially those with children.[2] In its opposition statement, Travelers fails to disclose whether the company further reviewed other jurisdictions for similar issues after the lawsuit was settled in 2018.
-	In 2017, an investigation by ProPublica found statistically significant auto insurance pricing disparities between majority white and non-white communities that differences in risk could not explain. Specifically, in Illinois, companies under the Travelers group umbrella were found to charge premiums that were 30% higher on average in non-white communities vs. majority white communities with similar risk.[3]

_____________________________

1 https://nationalfairhousing.org/travelers/

2 https://nationalfairhousing.org/dc-federal-district-court-rejects-travelers-insurance-motion-to-dismiss-fair-housing-act-disparate-impact-claim/

3 https://www.propublica.org/article/minority-neighborhoods-higher-car-insurance-premiums-methodology

-	Since 2020, the Gwich’in people of Alaska have requested that insurance companies such as Travelers adopt a policy to not insure oil and gas exploration in the Arctic Refuge.[4] The coastal plain of the Refuge serves important subsistence and spiritual functions to the Gwich’in people. It is unclear if Travelers’ risk management and human rights frameworks include environmental justice and free, prior, and informed consent (FPIC) principles to protect Indigenous peoples’ rights.

Disparate impact (also called adverse effect) is defined as “the unintentional effect on protected classes, based on a facially neutral practice.”5 It is expected that Travelers would not explicitly discriminate based on race or take race into account for underwriting. However, disparate impact may still occur unintentionally through the use of proxy factors. While no legal cases have yet been adjudicated against insurers for disparate impact, consumer groups and regulators allege that disparate impact still occurs.6 Furthermore, the company does not acknowledge the externalities of its business practices to stakeholders who are not insureds and appears to lack a process to appropriately manage that risk. As such, the company may benefit from proactively assessing potential areas of concern and avoiding future controversies.

2. A racial equity audit may help Travelers with improving its board, executive, and managerial diversity and inclusion efforts.

After the murders of George Floyd, Ahmaud Arbery, and Breonna Taylor in 2020, corporations made commitments to address the systemic conditions leading to racial injustice across society. The lack of diversity within corporate boards and executive teams is well documented. As stated in the Proposal, CEO Alan Schnitzer signed the Partnership for New York City Pledge which includes a commitment to diversity and inclusion among the boards, executive leadership, and entire workforce.7 Three years after the commitment, it is unclear how Travelers has addressed its lack of board and executive diversity.

For example:

-	Travelers lacks a commitment to a diverse slate of candidates, also known as a Rooney Rule, in its board refreshment policy.
-	81% of S&P 500 boards now have at least three people of color (POC) on the board of directors. Travelers currently only has two POC. With the addition of the newest board member, Russell G. Golden, the board diversity declines from the 15.4% identified in the Proposal to 14.3%.
-	A 2022 U.S. House of Representatives Committee report indicated that among the largest insurers, Travelers lags its peers in both board and executive diversity.[8]
-	Travelers reports that it has increased the percentage of women and people of color in U.S. management-level positions year-over-year. However, on a relative basis, the numbers still reflect a disproportionally smaller number of managerial staff from historically underrepresented communities.[9] Moreover, investors are not able to track year-over-year progress as Travelers does not release multiple years’ EEO-1 data.

_____________________________

4 https://us.insure-our-future.com/indigenous-leaders-joined-by-local-activists-to-urge-travelers-insurance-to-act-to-protect-the-arctic-refuge/

5 https://www.casact.org/sites/default/files/2022-03/Research-Paper_Defining_Discrimination_In_Insurance.pdf

6 https://www.casact.org/sites/default/files/2022-03/Research-Paper_Defining_Discrimination_In_Insurance.pdf

7 https://pfnyc.org/news/open-letter-from-leaders-of-the-partnership-for-new-york-city/

8 https://democrats-financialservices.house.gov/uploadedfiles/d.i_insurance_report_092022.pdf

9 https://sustainability.travelers.com/iw-documents/sustainability/Consolidated_Equal_Employment_Opportunity_Data.pdf

Comparison of Insurance Companies’ Diversity Statistics[10] Excerpted from “Diversity & Inclusion: Holdings America’s Largest Insurance Companies Accountable”
Rank by Direct Premiums	Company Name	Direct Premiums ($)	Board Diversity %	Executive Diversity %
1	State Farm	66,153,063,455	21.4	24.6
2	GEICO	46,168,882,446	22.7	31.3
3	Progressive Insurance	41,737,283,351	16.7	7.8
4	Liberty Mutual Insurance	36,172,569,654	20.0	17.6
5	Allstate Insurance Company	34,316,667,551	25.0	17.5
6	Travelers	28,786,741,494	9.1	12.4
7	USAA	24,621,245,970	22.2	24.4
8	Chubb	24,054,673,303	13.3	15.8
9	Farmers Insurance	20,083,338,884	28.6	17.2
10	Nationwide Insurance	18,499,967,365	25.0	16.3

3. A racial equity audit is a legal and reasonable process that all companies can conduct.

Travelers argues that the Proposal would be impossible to implement without causing the company to violate numerous insurance laws aimed at protecting minorities and people of color and would require the company to take race, a protected class, into account in underwriting. We believe this is a narrow and inaccurate reading of the Proposal. The U.S. Securities and Exchange Commission has established two years in a row that it does not concur with the company’s view that the Proposal would cause it to violate state laws. This proposal also received 47% of support from investors when it was first filed during the 2022 proxy season.

First, civil rights and racial equity audits are becoming increasingly common processes that are time-tested and trusted. Companies across multiple industries including, but not limited to, Airbnb, Alphabet, Amazon, Apple, BlackRock, Citigroup, CoreCivic, Dow, Facebook, JPMorgan, Maximus, McDonald’s, Microsoft, Mondelez, Starbucks, State Street, Pfizer, TD Bank, Tyson Foods, Uber, Verizon, and Wells Fargo have all conducted or committed to conduct civil rights or racial equity audits by credible auditors. Many of these companies are subject to their own industry’s stringent regulations but have still found legal pathways to examine parts of their businesses. We ask how Travelers can be the only exception to this approach.

_____________________________

10 https://democrats-financialservices.house.gov/uploadedfiles/d.i_insurance_report_092022.pdf

Contrary to the thrust of Travelers’ argument, underwriting and pricing are also not the only aspects of the insurance industry that could be evaluated for racial inequity. Marketing, claims handling, Enterprise Risk Management,11 and fraud investigations can also be examined for built-in biases or disparate impacts on communities of color as evidenced by the different controversies involving Travelers. The company also does not have to collect sensitive information – the auditor may be able to provide high-level aggregate summaries that ensure confidentiality and impartiality for the insurer.

We also note that Travelers, citing legal and regulatory constraints around the collection of race and other protected characteristics, argues that racial considerations in insurance must necessarily be left to regulators and legislators. In surveying the work that regulators are conducting, we find specific topics which may be of concern to some investors and worthwhile topics for a racial equity audit that do not involve the collection of explicit race data. This suggests that there are a multitude of ways that Travelers can pursue a racial equity audit without violating state laws. For example, The National Association of Insurance Commissioners (NAIC) formed a Special Committee on Race and Insurance and is examining topics that Travelers could individually assess such as proxy variables for race, potential bias in underlying data, and proper use of third-party data.12

For the reasons above, we urge you to vote FOR Proposal 8 requesting that the company conduct a racial equity audit.

IMPORTANT NOTICE: The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED.

Please execute and return your proxy card according to The Travelers Companies, Inc. instructions.

_____________________________

11 https://sustainability.travelers.com/company/capital-and-risk-management

12 https://content.naic.org/cmte_ex_race_and_insurance.htm